GRUPO CARSO, S.A.B. DE C.V.

RECEIVED

2007 SEP 17 P 1:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 12, 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W
Washington [redacted]
U.S.A.

07026514

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to notice to the stockholders, exchange of stock certificates, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on September 11, 2007:

"The stockholders of Grupo Carso, S.A.B. de C.V., are informed that:

1. As of September 20, 2007, the new stock certificates shall be available for their exchange, with coupons No. 17 and subsequent numbers, which now include the statutory changes approved by the Extraordinary Stockholders General Assembly of the Corporation held on December 7, 2006.

2. The new certificates shall be delivered to the stockholders of the Corporation, in exchange of the stock certificates that at present are outstanding, also with the attached coupons No. 17 and subsequent numbers.

3. The stockholders shall have the right to receive for each stock of the "A-1" Series of those substantiated by the outstanding ones, matching a stock of the same Series than those represented by the new certificates.

The exchange shall take place as of the abovementioned date, in business hours and days, at Miguel de Cervantes Saavedra No. 255, first floor, at the corner of Moliere Street, Granada Neighborhood, Delegacion Miguel Hidalgo, Mexico, D.F., (Telephone 53 28 58 30). Regarding the stocks deposited in Indeval Securities Deposit Institution (S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.), the exchange shall be made pursuant the legal and administrative provisions that apply."

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dlw 9/18

END